SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                 Commission File Number:  0-15420

                     IWC RESOURCES CORPORATION
      (Exact name of registrant as specified in its charter)

                      1220 WATERWAY BOULEVARD
                   INDIANAPOLIS, INDIANA  46202
                          (317) 639-1501
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          Common Shares, without par value, together with
                  Preferred Share Purchase Rights
     (Title of each class of securities covered by this Form)

                               None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [ x ]    Rule 12h-3(b)(1)(ii)  [   ]
          Rule 12g-4(a)(1)(ii)  [   ]    Rule 12h-3(b)(2)(i)   [   ]
          Rule 12g-4(a)(2)(i)   [   ]    Rule 12h-3(b)(2)(ii)  [   ]
          Rule 12g-4(a)(2)(ii)  [   ]    Rule 15d-6            [   ]
          Rule 12h-3(b)(1)(i)   [ x ]

     Approximate number of holders of record as of the certification or notice date: NONE

     Pursuant to the requirements of the Securities Exchange Act of 1934, IWC Resources Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person:

DATE: MARCH 26, 1997             By:  /S/ JAMES T. MORRIS